

June 18, 2013

<u>Via Email</u>
Charles R. Wunsch
Senior Vice President and General Counsel
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

Re: **Clearwire Corporation**
Amendment No. 7 to Schedule 13E-3
Filed by Sprint Nextel Corporation et. al. on May 28, 2013
File No. 005-84306

Additional Definitive Proxy Soliciting Materials
Filed by Sprint Nextel Corporation on June 3, 2013
File No. 001-34196

Dear Mr. Wunsch:

We have reviewed your response dated June 18, 2013 and have the following comments.

<u>General</u>

1.   We note your response to prior comment 1 and reissue the comment. In its additional definitive soliciting materials filed on June 3, 2013, Sprint both assessed the validity of the competing DISH tender offer, and made statements regarding the viability of the DISH tender offer as an alternative to the Rule 13e-3 transaction being proposed by Sprint. Please file these materials as an exhibit to your Schedule 13E-3. See Item 1016(a)(5) of Regulation M-A.

2.   Please update your Schedule 13E-3 to reflect the competing offer by DISH, to disclose that Sprint has not updated its Item 1014(a) fairness determination, and to disclose how Sprint concluded that this determination did not need to be updated. If Sprint has not considered whether it has any legal obligations in this regard, please disclose that to unaffiliated security holders. See Item 1014(a) and Item 1011(c) of Regulation M-A.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via Email</u>
       Jeremy D. London, Esq.
       Skadden Arps